UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 1, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:April 1, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

IM&HCV's, LCV's and Exports drive growth for Tata Motors in March 2016

Mumbai, April 1, 2016:Tata Motors saw strong growth in certain key segments, with IM&HCV growing by 24%, while LCV's and Exports both growing by 15% year-on-year. The total commercial and passenger vehicles sales (including exports) of 53,057 units in March 2016, grew by 1% over 52,479 vehicles sold in March 2015. The company's domestic sales of Tata commercial and passenger vehicles for March 2016 were 46,701 nos., a decline of 1% over 47,044 vehicles, sold in March 2015.

Cumulative sales (including exports) for the company for FY 15-16 were 511,711 nos., higher by 2% over 502,281 vehicles, sold last year.

Passenger Vehicles

In March 2016, Tata Motors passenger vehicles recorded sales of 8,454 nos., a decline of 44%, compared to 15,039 nos., sold in March 2015.

Cumulative sales of commercial vehicles in the domestic market for the fiscal are at 288,895 nos., higher by 1% over last year. Cumulative LCV sales are at 150,472 nos.,. a decline of 13% over last year, while M&HCV sales at 138,423 nos., were higher by 23%, over last year.

Sales of the passenger cars in March 2016 were at 6,876 nos., lower by 47%, over March 2015. UV sales were lower by 23% at 1,578 nos., in March 2015.

Cumulative sales of all passenger vehicles in the domestic market for FY 15-16 were 126,534 nos., lower by 6%, over last year.

Commercial Vehicles

The company's sales of commercial vehicles in March 2016 in the domestic market were at 38,247 nos., higher by 20%, over March 2015. LCV sales were at 19,709 nos., a growth of 15% over March 2015, while M&HCV sales continued to show growth at 18,538 nos., higher by 24%, over March 2015.

Cumulative sales of commercial vehicles in the domestic market for FY 15-16 was 327,142 nos., higher by 3% over last year. Cumulative LCV sales was 170,181 nos., a decline of 11% over last year, while M&HCV sales were at 156,961 nos., higher by 23%, over last year.

Exports

The company's sales from exports were 6,356 nos. in March 2016, higher by 17% compared to 5,435 vehicles in March 2015. The cumulative sales from exports for FY15-16 were at 58,035 a growth of 16%, compared to last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.